March 25, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F St, N.E.

Washington, DC 20549

Re: Withdrawal of Offering Statement on Form 1-A (File No. 024-11641)

To Whom It May Concern:

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, Metrospaces, Inc. (the “Company”) respectfully requests the withdrawal of its Offering Statement on Form 1-A (File No. 024-11641), together with all amendments and exhibits thereto (collectively, the “Offering Statement”), first filed with the Securities and Exchange Commission (the “Commission”) on September 16, 2021. The Offering Statement relates to the public offering of up to 2,100,000,000 shares of common stock of the Company (the “Shares”).

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has determined it is not in the best interest of the Company to continue with this Offering Statement and the offering contemplated thereby at this time. As of the date of this request, the Company has not sold any of the Shares pursuant to the Offering Statement, and no funds have been received from investors.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Sincerely,

/s/ Oscar Brito
Oscar Brito
Chief Executive Officer Metrospaces, Inc.